Exhibit 4.16

PLATFORM AND TECHNOLOGY SERVICES AGREEMENT

This Agreement is made and entered into as of 8 October 2024, and effective from January 1, 2023 (the “Effective Date”) by and between:

1.	CODERE ONLINE S.A.U., a company incorporated in the Public Property and Commerce Registry of Melilla volume 111, sheet 139, section 8, page M-2572, 2nd entry, and with its registered office at Calle Pedro Navarro, 9, 52006 Melilla, Spain (hereinafter, “CDON”).

2.	SERVICIOS DE JUEGO ONLINE, S.A.U., a company incorporated in the Public Property and Commerce Registry of Madrid volume 37,586, sheet 50, section 8, page M-669891, 1st inscription, and with its registered office at Avenida de Bruselas 26, 28106, Alcobendas (Madrid) Spain (hereinafter, “SEJO”).

CDON and SEJO both hereinafter also referred to jointly as “Codere Online”.

AND;

3.	CODERE APUESTAS ESPAÑA S.L.U, a company incorporated and registered in the Public Property and Commerce Registry of Madrid volume 29357, sheet 79, section 8, page M-528758, entry 1[s], and with its registered office at Av. Bruselas 26, Alcobendas (Madrid) Spain, (hereinafter referred to as the “CAES”).

4.	CODERE NEWCO S.A.U., a company incorporated and registered in the Public Property and Commerce Registry of Madrid volume 34399, sheet 192, page M-618784, NIF no. A87172003, and with its registered office at Av. Bruselas 26, Alcobendas (Madrid) Spain (hereinafter referred to as the “NEWCO” or “Parent”).

(CAES and NEWCO both hereinafter also referred to jointly as the “Provider”. Codere Online and the Provider also shall be referred to individually as “Party” or collectively as “Parties”)

WHEREAS

I.	Codere Online and the Provider are part of an international group, the “Codere Group”, that operates retail and online gaming in various jurisdictions across Europe and Latin America.

II.	CDON holds certain online gaming licenses to operate, among others, online casino and sports betting in Spain.

III.	SEJO, Codere Online’s Spanish, operating Holdco, provides casino and sports betting management services to other Codere Online subsidiaries in Latin America, including (but not limited to) Mexico, Colombia, Panamá and Argentina (the “Latam Territories”).

IV.	The Provider provides platform and technology services for online casino and sports betting.

The Provider and Codere Online wish to enter into a platform and technology services agreement pursuant to which the Provider will provide Codere Online with platform and technology services for its online casino and online sport betting business subject to the terms and conditions of this Agreement.

THEREFORE, in consideration of the mutual obligations and undertakings contained herein, and subject to the terms hereinafter set forth, the Parties hereto agree as follows:

1.	PURPOSE AND DEFINITIONS

1.1.	In addition to the terms defined above and those terms defined in the text of this Agreement, the following capitalized terms shall have the following respective meanings for the purposes of this Agreement:

1.1.1.	“2024 Annual Budget” has the meaning provided in Section 3.3.2. and Schedule A.

1.1.2.	“Affiliate” means any legal entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with any of the Parties. For the avoidance of doubt, a legal entity shall be deemed to control another legal entity if such first legal entity possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other legal entity, whether through the ownership of voting securities, by contract or otherwise, all the foregoing in accordance with, as and further set out in, Article 42 of the Spanish Commercial Code.

1.1.3.	“Agreement” means this services agreement including any supplementary agreements and any other appendices, schedules or amendments which may be attached hereto with the consent of both Parties.

1.1.4.	“Annual Budget” has the meaning provided in Section 3.3.2.

1.1.5.	“Calculation” has the meaning provided in Section 10.4.

1.1.6.	“Codere Online Group” means Holdco and its direct and indirect subsidiaries from time to time, including any subsidiary of Holdco formed or acquired after the Effective Date.

1.1.7.	“Confidential Information” has the meaning provided in Section 8.1.

1.1.8.	“Derivative Works” has the meaning provided in Section 9.2.

1.1.9.	“Disclosing Party” has the meaning provided in Section 8.1.

1.1.10.	“Discontinuation costs” means i) any costs incurred by the Provider directly linked to the termination of this Agreement by Codere Online pursuant to Section 10.3 or discontinuation of certain Services as requested by Codere Online pursuant to Section 1.3, including but not limited to severance payments, third party break-up fees, loss of synergies and third party fees related to the service being discontinued until the Provider has the ability to discontinue and; ii) benefits forfeited by CAES or CNEW such as volume discount prices, rewards or any other economically quantifiable benefits which Provider will not be able to benefit from during the Term, due to the termination of this Agreement by Codere Online pursuant to Section 10.3 or discontinuation of certain Services as requested by Codere Online pursuant to Section 1.3

1.1.11.	“Disputes Resolution Committee” has the meaning provided for in Section 6.5.

1.1.12.	“Excluded Events” has the meaning provided for in Section 6.1.

1.1.13.	“Existing Platform IP” has the meaning provided in Section 9.1.

1.1.14.	“Expert” has the meaning provided in Section 10.4 (i).

1.1.15.	“Extended Term” has the meaning provided in Section 10.1.

1.1.16.	“Fee” has the meaning provided in Section 3.1 and Schedule A.

1.1.17.	“Governmental Authority” means any (i) international, national, multinational, federal, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign (ii) self-regulatory organization or stock exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

1.1.18.	“Holdco” means Codere Online Luxembourg, S.A.

1.1.19.	“Indemnified Party” has the meaning provided in Section 6.2.

1.1.20.	“Indemnifying Party” has the meaning provided in Section 6.2.

1.1.21.	“Indemnity” has the meaning provided in Section 6.1.

1.1.22.	“IT Services” means the Services provided under this Agreement except those relating to Trading and customer support services.

1.1.23.	“Initial Term” has the meaning provided in Section 10.1.

1.1.24.	“Latam Territories” has the meaning provided in Whereas III.

1.1.25.	“Laws” means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common law and equity, rules, regulations and municipal bylaws whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, orders, writs, injunctions, decisions, and awards of any Governmental Authority, and (iii) policies, practices and guidelines of any Governmental Authority which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law, and the term “applicable,” with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such person or persons or its or their business, undertaking, property or securities at the relevant time and that emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

1.1.26.	“Net Gaming Revenue” means Codere Online’s gross gaming revenue less impact from player bonuses and other promotional allowances (e.g. free bets).

1.1.27.	“Online Gaming Platform” means the software and hardware infrastructure constituting the main interface between Players and the online gaming and sport betting operator including but not limited to: (i) tools required to open or close the Player gaming account, to save and edit Player profile information, to take funds out of or put funds into the player gaming account, or to view details or a summary of Player account transactions; (ii) any technical element that shows Player relevant information on the integrated games offered, (iii) client software that Players must download and install on their system in order to interact with the Online Gaming Platform; (iv) tools that enable the operator to manage the user and gaming accounts of Players, to manage financial transactions, to report on game results, to activate or disable records and accounts and to establish all configurable parameters; (v) storage systems used to record and save the personal information of Players, information on all the transactions Players carry out and on the results of general events or sporting events, coefficients and other data relevant to the operation and management of gaming activities (Player database) and (vi) technical systems and instruments facilitating financial transactions between the Players and the gaming operator, which contains the means necessary to transfer funds from the payment method used by the Player to the operator, and back to the participant (payment gateway).

1.1.28.	“Parent Group” means Parent and its affiliates (other than any member of Codere Online Group);

1.1.29.	“Players” means the registered and authorized customers of a Parent Group company, that participate in any of the online gaming activities that the Parent Group company is entitled to offer and conduct.

1.1.30.	“Receiving Party” has the meaning provided in Section 8.1.

1.1.31.	“Services” has the meaning provided in Section 1.2 and Schedule A.

1.1.32.	“Spanish Inflation” means the annual change in the Spanish consumer price index as published by the Spanish Instituto Nacional de Estadística every year in January.

1.1.33.	“Term” has the meaning provided in Section 10.1.

1.1.34.	“Trading” means, in sports betting, setting the pricing of a trade based in odds related to the different events the Company may offer to its customers, based mainly on statistics but also on the understanding of both the market and the competitors, together with the most accurate and updated information. The margin of the Trading is a percentage calculated as follows: (amounts wagered – customer winnings) / amounts wagered.

1.1.35.	“Transaction Taxes” has the meaning provided in Section 3.8.

1.2	Purpose. By virtue of this Agreement, Provider, agrees to provide Codere Online with the Services, under the terms and subject to the conditions of this Agreement. Provider shall provide the Services to CDON within the Spanish territory and to SEJO within the Latam Territories.

The Parties acknowledge and clarify that the Services reflected in Schedule A, are those agreed by the Parties only for the fiscal year 2024. Thereafter and during the Term of this Agreement the Parties should agree on an annual basis, up to ninety (90) days before the end of each calendar year, the type, nature, timetable, specifications, parameters or terms and conditions of future services to be provided by Provider to Codere Online in the subsequent year. In the event that Codere Online and Provider do not reach an agreement on the Services and expected costs reflected in the subsequent Annual Budget, the previous approved Annual Budget, adjusted by annualized Spanish Inflation, shall apply.

1.3	Codere Online is entitled to, at any time and for any reason, amend the scope of the Services, including by discontinuing the provision of certain Services, by providing 6 months’ prior written notice to the Provider. Each Party shall use its best efforts to ensure that such Services are discontinued as soon as possible from the provision of written notice from Codere Online to the Provider, but always subject to the payment of the applicable Discontinuation Costs. For the avoidance of doubt, no amendment of the scope or discontinuation of certain Services shall take place until Discontinuation Costs have been paid by Codere Online as provided in Section 10.3.

1.4	The Parties also clarify that the Services shall be provided by Provider to Codere Online (which, in turn, provides services to other Codere Online Group companies) on an exclusive basis, except in the following scenarios:

1.4.1	if Codere Online provides notice to Provider of its intention to early terminate the Agreement pursuant to Section 10.2.2, the Provider shall not be subject to the obligation to provide the Services to Codere Online on an exclusive basis as of the date the Agreement is terminated; and

1.4.2	pursuant to Section 10.2.3(iii).

1.5	Codere Online, at its sole option and discretion, subject to the agreed notice periods, shall be entitled to decide, acting jointly, during the Term, which services, in whole or in part, if any, they will request from the Provider to provide from time to time. Codere Online shall not be under the obligation to request services from the Provider and it will be entitled at its sole discretion to retain the services of third parties for the provision of the Services, in whole or in part.

1.6	Notwithstanding section 1.4, and for clarity’s sake, Provider will have the right to, at all times, provide platform and technology services to other Parent Group companies in furtherance of its retail gaming activities or as otherwise agreed between Parent Group and Codere Online.

2.	DATA PROTECTION

2.1.	The personal data of the Parties’ representatives shall be processed, respectively, by the Parties, which shall act independently, as the parties responsible for the processing thereof. Such data shall be processed in accordance with the rights and obligations set out in this Agreement, without taking automated decisions that could affect these representatives. Therefore, the legal basis of the processing is to fulfil and maintain the contractual relationship, with this purpose being strictly necessary to execute this Agreement. The data shall be kept during the term of the contractual relationship established herein and shall be processed only by the parties and by those third parties who are legally or contractually obliged to communicate them (as is the case of third-party service providers who have been entrusted with any service related to the management or execution of the Agreement). The Parties’ representatives may, pursuant to the terms set forth by current law, exercise their rights of access, rectification and erasure of data, and establish restrictions on the processing of their personal data, object to the same or request the portability of their data by writing to each of the Parties at the addresses specified on the first page of this document. Should the data subjects consider that their personal data have not been processed in accordance with the applicable data protection laws, they can contact the Data Protection Officer of SEJO and CDON writing to dpo@codereonline.com and in the case of CAES or NEWCO to dpo.codere@codere.com and/or file a complaint before the Spanish Data Protection Agency (www.aepd.es).

2.2.	The personal data managed by the Company accessed and processed by CAES and NEWCO will be regulated by Schedule C.

3.	SERVICES FEE AND PAYMENT

3.1.	Services Fee. During the Term, in consideration of the Provider’s services and obligations hereto, Codere Online agrees to pay, on a monthly basis, a fee to Provider (the “Fee”) equal to the costs of Services provided regarding online casino and online sport betting activity plus a mark- up, if applicable, equal to the minimum percentage allowed pursuant to transfer pricing requirements (5.02% as of the Effective Date) on such Services, as further detailed in Schedule A hereto.

3.2.	The Parties agree that for purposes of Trading, CDON and SEJO, acting jointly, and at their sole discretion, should be the only ones to decide, define and instruct the Provider or its trading manager, which shall be the pricing and risk policy to apply at all times. The trading manager of the Provider may suggest any strategy that can benefit the Companies in reaching their goals, however, Codere Online shall be the only Party entitled to decide and instruct the Provider’s trading manager, which trading strategy to apply, including, without limitation, instructions with regards to promotions, bonuses, and risk management.

3.3.	As consideration for the Services, Codere Online shall pay the Provider the Fees, as follows:

3.3.1.	The Fees for calendar year 2023 are twelve million forty-six thousand nine hundred and sixteen Euros (€12,046,916), payable as follows: i) eight million five hundred fifty one thousand one hundred and seventy five Euros (€8,551,175) to NEWCO, and ii) three million four hundred ninety-five thousand seven hundred and forty one Euros (€3,495,741) to CAES. As of the date of this Agreement, the Fees for calendar year 2023 have been paid in full by Codere Online to Provider.

3.3.2.	For the remainder of the Term, Codere Online shall pay the Provider the Fees, as shall be agreed by the Parties on an annual basis (the “Annual Budget”). Notwithstanding, the budgeted Fees for calendar year 2024 are those detailed in Schedule A (the “2024 Annual Budget”) attached hereto, which the Parties shall be entitled to amend from time to time in writing. The 2024 Annual Budget are estimates and may vary depending on actual expenses incurred. The Parties will use their best efforts to (i) agree on any material changes with respect to budgeted fixed costs and unit pricing for customer support services and (ii) reduce the overall cost of customer support services.

3.3.3.	The Fees will be invoiced as follows:

●	CDON will be invoiced for the cost attributable to the Spanish business by NEWCO (IT Services) and CAES (customer services and Trading services).

●	SEJO will be invoiced for the cost attributable to the Latam Territories by NEWCO (IT Services) and CAES (customer services and Trading services).

The distribution of the costs between CDON and SEJO will be as follows:

●	IT Services:

○	CDON: as percentage of Codere Online’s total Net Gaming Revenue.

○	SEJO: as percentage of Codere Online’s total Net Gaming Revenue with an adjustment to Mexico that will be established by Codere Online at the beginning of the year.

●	Customer services:

○	CDON: the Spanish internal and external personnel.

○	SEJO: the Latin American internal and external personnel

●	Trading services:

○	CDON: as percentage of Codere Online’s total sports betting Net Gaming Revenue.

○	SEJO: as percentage of Codere Online’s total sports betting Net Gaming Revenue.

3.4.	Any increase or change in the Fees versus what was established in the Annual Budget shall be negotiated between the Parties in good faith and agreed in writing.

3.5.	Steering and Budget Committee – For the Annual Budget, calculation of the monthly Fees and/or the supervision of the implementation of the Services, the Parties shall create a steering and budget committee (the “Steering Committee”), which shall be comprised of representatives of the Parties, and shall address during the Term, among others, the following matters:

3.5.1.	Annual Budget negotiation, agreement, review and consumption monitoring;

3.5.2.	High-level monitoring of major projects;

3.5.3.	Infrastructure service monitoring and compliance with SLA; and

3.5.4.	Risk assessment and decision making regarding the Services.

The Parties agree that the Steering Committee shall meet monthly to review the actual costs incurred, invoices issued against said costs in furtherance of the Services provided and pursuant to the terms and conditions of this Agreement.

3.6.	The Provider shall invoice Codere Online for the Fees, as established in Section 3.3.3, on a monthly basis for the Services rendered by the Provider to each of CDON and SEJO, during the preceding month, no later than the fifth (5) day of each month, which Codere Online shall review, confirm and approve the Services provided in the preceding month no later than by the tenth (10) of each calendar month.

3.7.	Codere Online shall pay the Fees to Provider by way of bank transfer, within thirty (30) days of the date of the invoice. Notwithstanding, if Codere Online, in good faith, contests any item in the invoice in writing and by no later than the tenth (10) day of the month subsequent to the month in which the contested services were provided, it will be entitled to withhold payment solely for the contested item pending resolution of the dispute and not for the total invoiced amount, which shall be paid in accordance with this section.

3.8.	The Fees, unless agreed otherwise in writing, shall be calculated and invoiced on a net basis and are exclusive of all taxes (gaming taxes, VAT, excise, withholdings or otherwise), customs fees, duties, or tariffs imposed on CDON, SEJO or Provider in connection with this Agreement (collectively, “Transaction Taxes”) which shall be paid by the relevant company at the applicable rate at the time the Fees are paid. If any Transaction Taxes are imposed on the transactions contemplated by this Agreement, then such amount shall be paid by Codere Online or as otherwise stated by Law. Provider shall ensure that all invoices issued distinguish between amounts invoiced for services and those involving know-how or technology.

3.9.	For the avoidance of doubt, the Parties acknowledge that the Fees stipulated in this Agreement set out the only, final and complete consideration that Provider shall be entitled to receive for the Services and Provider shall not be entitled to any additional fees, costs, or expenses, except those as specifically provided in this Agreement, unless otherwise agreed by the Parties in advance and in writing.

3.10.	Review. Codere Online has the right to have a representative review the accuracy of the calculation of the Fee, at its cost and expense, not more than once per calendar month and upon reasonable notice to Provider at the location that Provider keeps such records.

4.	REPRESENTATIONS AND WARRANTIES OF THE PROVIDER.

Provider represents and warrants: (i) that it has the power, capacity and authority to enter into this Agreement; (ii) that the Services will be performed with reasonable skill and care, (iii) during the Term, Provider shall use commercially reasonable efforts to correct any failure of the support to operate in substantial conformity with the functionality and specifications included in Schedule B; (iii) the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its governing instruments, or under any mortgage, lease, agreement or other legally binding instrument, permit or applicable Law to which it is a party or by which any of its properties or assets may be bound, except for any such contravention, breach or default which would not have a material adverse effect on the business, assets, financial condition or results of operations of the Provider; (iv) no authorization, consent or approval, or filing with or notice to any person is required in connection with the execution, delivery or performance by it of this Agreement; and (v) this Agreement constitutes a valid and legally binding obligation, enforceable against it in accordance with its terms, subject to: (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other Laws of general application limiting the enforcement of creditors’ rights and remedies generally; and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

5.	REPRESENTATIONS AND WARRANTIES OF CODERE ONLINE.

CDON and SEJO represent and warrant that: (i) they have the power, capacity and authority to enter into this Agreement; (ii) the execution and delivery of this Agreement by them and the performance by them of their obligations hereunder do not and will not contravene, breach or result in any default under its governing instruments, or under any mortgage, lease, agreement or other legally binding instrument, permit or applicable Law to which it is a party or by which any of its properties or assets may be bound, except for any such contravention, breach or default which would not have a material adverse effect on the business, assets, financial condition or results of operations of the Companies; (iii) no authorization, consent or approval, or filing with or notice to any person is required in connection with the execution, delivery or performance by it of this Agreement; and (iv) this Agreement constitutes a valid and legally binding obligation, enforceable against them in accordance with its terms, subject to: (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other Laws of general application limiting the enforcement of creditors’ rights and remedies generally; and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

6.	INDEMNITY

6.1.	Without limiting any Party’s other rights and remedies under the Law, each Party shall indemnify and hold harmless the other Party and its directors, officers, employees and other representatives upon written demand, from and against any losses, claims, damages, expenses (including reasonable legal costs and expenses and any VAT thereon) and liabilities to which such Party may become subject, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) arise out of, relate to, or are based upon any claim brought by a third party relating to a breach of a Party’s, warranties, or undertakings under this Agreement (the “Indemnity”). For the avoidance of doubt, the Indemnity excludes expressly, any of following events: i) any sanction, penalty or regulatory fine imposed on a Party (or its Affiliates), by any Governmental Authority and; ii) any fraud committed by third parties against any Party (or against its Affiliates) i) and ii) together “Excluded Events”). If an Excluded Event takes place, the affected Party shall inform immediately the other Party, and then both Parties, shall jointly cooperate and agree in good faith, the best steps and defense against such Excluded Event.

6.2.	A Party entitled to indemnification under Section 6.1 (an “Indemnified Party”) will be paid or reimbursed by the Party obliged to provide indemnification (the “Indemnifying Party”) for such losses, claims, damages, liabilities and expenses as they are incurred, subject to the submission of documentation evidencing such Party damages. Each Party shall notify the other promptly if it becomes aware that it is, or is reasonably likely to become, a party to any legal action which relates to a Party’s warranties or undertaking in this Agreement.

6.3.	The Indemnifying Party shall pay all reasonable legal fees and expenses (including any VAT thereon) of the Indemnified Party in the investigation or defense of such claims or actions; provided, however, that the indemnifying Party shall not be obliged to pay legal expenses and fees to more than one law firm in connection with the defense of similar claims arising out of the same alleged acts or omissions giving rise to such claims, notwithstanding that such actions or claims are alleged or brought by one or more parties against the an indemnified Party.

6.4.	The indemnity provided in this Section 6 shall survive the completion of Services rendered under, or any termination or purported termination of, this Agreement.

6.5.	The Indemnified Party shall promptly provide written notice to the Indemnifying Party of any facts or circumstance that, in its reasonable opinion, give rise to an indemnifiable loss, provided that the failure to notify such Indemnifying Party shall not relieve such Indemnifying Party from any loss that it may have hereunder except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure. Each notification shall state, with respect to such particular claim: (i) the warranties, or undertakings set forth in this Agreement which have been breached; (ii) a description of the claim; (iii) the nature and to the extent reasonably practicable, the amount of the loss; and (iv) to the extent already available to an Indemnified Party, any supporting documentation to its claim. A Disputes Resolution Committee, comprised of the CEO and CIO of the Provider and the CEO and CFO of Codere Online, shall meet to analyze the alleged breach of the Indemnifying Party’s warranties or undertakings under this Agreement. Each Party shall use its best efforts to reach an agreement within a reasonable period of time from the first meeting of the Disputes Resolution Committee.

7.	LIMITATION OF LIABILITY

7.1.	Provider’s (and any company within Parent Group) maximum aggregate liability to CDON and SEJO or to any third party for all liability arising under or in connection with this Agreement howsoever arising (including by way of contract and/or under and indemnity and or in tort (including negligence)) shall be limited to an amount equivalent to the Fees paid to Provider in the preceding nine (9) months.

7.2.	In no event shall Provider be liable hereunder for any (i) indirect, incidental, special or consequential damages of any kind; (ii) loss of business, profits, revenue, contracts or anticipated savings; or (iii) loss or damage arising from loss, damage or corruption of any data.

7.3.	Nothing in this Agreement shall limit or exclude the liability of a party to the other party in respect of fraud, willful misconduct or gross negligence or any other liability which cannot by way of law be limited or excluded.

8.	CONFIDENTIALITY

8.1.	Definition. The Parties agree that “Confidential Information” means any information which is proprietary and confidential in nature or that is treated as being confidential by a Party or by any of its Affiliates and that is furnished by or on behalf of such a Party or any of its Affiliates (collectively, the “Disclosing Party”) to the other Party or to any of its Affiliates (collectively, the “Receiving Party”), whether such information is or has been conveyed verbally or in written or other tangible form, and whether such information is acquired directly or indirectly such as in the course of discussions or other investigations by the Receiving Party, including, but not limited to, trade secrets and technical, financial or business information, data, ideas, concepts or know-how that is considered and treated as being confidential by the Disclosing Party.

8.2.	No Disclosure. The Receiving Party agrees to hold all Confidential Information of the Disclosing Party in confidence and not to use such Confidential Information other than during the Term as expressly permitted by this Agreement or as required by the regulatory authorities. The Receiving Party will not copy or otherwise reproduce or disclose any Confidential Information of the Disclosing Party, without the prior written consent of the Disclosing Party, other than for disclosures to those employees, agents, subcontractors or representatives of the Receiving Party who have a need to know such Confidential Information for the purposes of carrying out their obligations under this Agreement or other than for disclosures to the Regulatory Authorities as required pursuant to their rules and regulations Each Receiving Party will take such measures as it would reasonably be expected to take for the protection of its own confidential information and to protect the Confidential Information from unauthorized copying, disclosure or use.

8.3.	Exclusions. No obligation of confidence under this Agreement shall extend to information that is:

(a)	Publicly available through no act or omission by the Receiving Party;

(b)	independently developed by the Receiving Party using individuals who have had no contact with the Disclosing Party’s confidential information; or

(c)	required to be disclosed by government or court order or other legal process, provided that notice is promptly given to the party whose confidential information is to be so disclosed so that such party may seek a protective order and/or engage in other efforts to minimize the required disclosure. The Parties shall cooperate in seeking the protective order and engaging in such other efforts.

9.	INTELLECTUAL PROPERTY

9.1.	CDON and SEJO hereby acknowledge and agree that Provider owns and is duly licensed to use any and all right, title and interest in the existing Platform and/or the software embedded to date thereof and Provider shall own and retain such title and interest at all times in the existing Platform (“Existing Platform IP”). CDON and SEJO irrevocably assign to Provider and shall procure an identical assignment from any end users, all right, title, and interest in so far as they relate to the Existing Platform IP and/or the software embedded thereof. CDON and SEJO shall not, directly or indirectly, attempt to invalidate for any reason whatsoever, or assert, or assist the assertion by others, that the rights, title or interest in the Existing Platform IP belong to Codere Online or any third party other than Provider.

9.2.	Without prejudice the general aforesaid in Section 9.1 above, Provider hereby acknowledges and agrees that it has been required and/or it may be required during the Term of this Agreement to develop and/or perform certain modifications, enhancements, adaptations, translations or other changes of, or additions to the Platform and/or any software embedded thereof (even if developed by Codere Online or any third party on its behalf) for Codere Online’s business, among others, based on ideas, suggestions, specifications, demands and/or proposals by Codere Online, its end users, or any other third party (hereinafter referred to as: “Derivative Works”).

9.3.	Provider acknowledges and agrees that the development of such Derivative Works for Codere Online shall be developed and made on a “works for hire” basis, and that the Parties will separately agree the scope, budget, timeline, ownership, and all other terms and conditions related to any such Derivative Works.

9.4.	Notwithstanding the above, any development of Derivative Works by the Provider shall be for the exclusive use of CDON, SEJO and the Codere Online Group so long as it is deployed in furtherance of regulated online gaming activities, whereas Parent Group shall have the right to use any development of Derivative Works by Provider (as well as any platform and technology services, as provided in Section 1.4) in furtherance of its retail gaming activities.

10.	TERM AND TERMINATION

10.1.	Term. The term of this Agreement shall commence and be deemed effective on the Effective Date and shall continue, unless earlier terminated as provided herein, until May 17, 2029 (the “Initial Term”). Thereafter, the Initial Term shall automatically renew for successive twelve (12) month periods (each referred as the “Extended Term”), unless either Party hereto provides written notice of non-renewal at least ninety (90) days prior to the then expiration or termination of such Term (the Initial Term and Extended Term shall be referred jointly as the “Term”).

10.2.	Termination.

10.2.1.	By either Party

(i)	Either Party may terminate the Agreement immediately if:

(a)	the other Party defaults in the performance or observance of any material term, condition or agreement contained in this Agreement in a manner that results in material harm to such Party and such default continues for a period of thirty (30) days after written notice thereof specifying such default and requesting that the same be remedied in such thirty (30)-day period; or

(b)	the other Party makes a general assignment for the benefit of its creditors, institutes proceedings to be adjudicated voluntarily bankrupt, consents to the filing of a petition of bankruptcy against it, is adjudicated by a court of competent jurisdiction as being bankrupt or insolvent, seeks reorganization under any bankruptcy law or consents to the filing of a petition seeking such reorganization or has a decree entered against it by a court of competent jurisdiction appointing a receiver liquidator, trustee or assignee in bankruptcy or in insolvency

10.2.2.	By Codere Online

Without prejudice to the above, Codere Online may terminate this Agreement as follows:

i.	on or after the three (3) year anniversary of the Effective Date at any time and for any reason, upon six month’s prior written notice to the Provider which may be sent by Codere Online only after the three (3) year anniversary of the Effective Date; or

ii.	pursuant to Section 7 of Schedule B of this Agreement.

Any termination by Codere Online is subject to payment by Codere Online to the Provider of its Discontinuation Costs as provided in section 10.3 below, except in the event such termination by Codere Online is due to the Provider’s breach of its obligations under this Agreement pursuant to section 10.2.1.(ii)(a). In such event, the Provider shall not be entitled to Discontinuation Costs from Codere Online. CDON and SEJO shall be jointly liable for the payment of the Discontinuation Costs.

Notwithstanding anything provided in this Agreement CDON and SEJO will not be entitled to terminate the Agreement individually, and therefore, termination under any of the applicable provisions shall always be requested by both companies, acting jointly.

10.2.3.	By the Provider

Without prejudice to the above, the Provider may terminate this Agreement as follows:

(i)	any person or group of related persons or persons acting in concert with each other, other than Holdco, Parent and/or one or more of Parent’s future or current Affiliates, successors, assigns or any entity acquiring all or substantially all the assets and businesses of Parent whether by operation of law or otherwise, is or, as a result of any transaction, or series of related transactions (including a merger, consolidation or sale of shares), becomes, the beneficial owner of more than fifty percent (50)% of the share capital of Holdco, SEJO or CDON; and

(ii)	If Codere Online Group sells, transfers, conveys or completes other disposition, whether in one transaction or a series of related transactions, of all or substantially all of the assets of (including shares owned by) Codere Online Group, on a consolidated basis, to any person or group of related Persons or Persons acting in concert with each other, other than within the Parent Group.

(iii)	If CDON and SEJO, acting jointly, amend the scope of the Services by reducing the amount of fees related to Services to be provided below 50% of the 2024 Annual Budget or any other Annual Budget, Provider has the right to either (i) terminate this Agreement upon a six (6) months prior written notice to Codere Online; or (ii) continue to provide the Services pursuant to the terms of this Agreement except that the Services shall be provided on a non- exclusive basis.

Notwithstanding anything provided in this Agreement, the Provider will not be entitled to, for any reason other than as established in sections 10.2.1 and 10.2.3, terminate the Agreement during the Initial Term.

In any event of termination by the Provider, except as provided in Section 10.2.1(ii), such termination shall enter into effect six (6) months from the date of such notice of termination. Within such 6 months period, Provider undertakes to assist Codere Online in the migration of all data and systems related thereto, to Codere Online’s alternative platform, selected at Codere Online’s sole discretion.

10.3.	Discontinuation Costs. Should CDON and SEJO, acting jointly, terminate this Agreement, or amend the scope of the Services by discontinuing certain Services, Codere Online shall reimburse the Provider for all Discontinuation Costs, which will be calculated in good faith by the Provider and agreed between the Parties. Within thirty (30) days from the termination date, the Provider shall invoice Codere Online for these agreed Discontinuation Costs to be paid by the Provider. Codere Online shall pay said invoices within forty-five (45) days from the invoice date.

10.4.	Review. CDON and SEJO, acting jointly, have the right to have a representative to review the accuracy of the calculation of the Discontinuation Costs (the “Calculation”), at their cost and expense, at the location that Provider keeps such records.

(i)	In the event that Codere Online does not agree with the Calculation, it shall furnish the Provider with the calculation of the Discontinuation Costs it considers to be accurate. If the Provider does not agree with Codere Online’s calculation, the calculation of the Discontinuation Costs shall be determined by an independent third party (the “Expert”) mutually selected by Codere Online, acting jointly, and the Provider within ten (10) business days written notice by Provider to Codere Online of the inability to agree on the Calculation.

(ii)	If Provider and Codere Online are unable to agree on the appointment of the Expert, Provider will appoint one of the “Big Four” accounting firms, other than Provider’s or CDON and SEJO’s statutory auditors, to act as the Expert. The Expert shall calculate the Discontinuation Costs within thirty (30) days of its engagement, and such determination shall be conclusive and binding upon Codere Online and Provider. The party whose calculation of the Discontinuation Costs was farthest from the Discontinuation Costs calculated by the Expert shall bear the fees and expenses of the Expert, including any expenses incurred by Provider and Codere Online in presenting evidence to the Expert. If the determination by the Expert is equidistant between the calculation of Codere Online and Provider, or is no more than five percent (5%) more or less than such equidistant amount, the fees and expenses of the Expert shall be borne equally by Codere Online and Provider and each of Codere Online and Provider shall bear the cost of their own out-of-pocket expenses.

10.5.	Obligations upon Termination. Upon termination of this Agreement, each Party shall return or destroy all of the other Party’s Confidential Information in its possession or control. In the event of termination, the Companies shall pay Provider any Fes that are due up to the date of termination, without limitation to either Party’s other rights or remedies hereunder at law, or in equity.

10.6.	Survival Upon Termination. If this Agreement is terminated pursuant to this Section 10, such termination will be without any further liability or obligation of any Party hereto, except as provided in Section 1 (Purpose and Definitions), Section 6 (Indemnity), Section 7 (Limitation of Liability), Section 8 (Confidentiality), Section 9 (Intellectual Property), Section 10.3 (Discontinuation Costs), Section 10.5 (Obligations upon Termination), Section 11.4 (Governing Law and Jurisdiction), and Section 11.8 (Preservation of Remedies) hereof.

11.	GENERAL PROVISIONS

11.1.	Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the Services all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

11.2.	Waiver. No waiver by any Party of the breach of any of the covenants, conditions and provisions herein shall be effective or binding upon such Party unless expressed in writing.

11.3.	Notices. Unless otherwise specified herein, all notices, consents, and approvals must be in writing and delivered personally or sent by overnight or certified mail, postage prepaid, or sent electronically (fax or e-mail) with the means to confirm or verify receipt, to the address of the recipient designated herein, to the attention of the undersigned, or such other address or addressee as the recipient has given the sender in writing.

If to Provider:

CO NAME:	Codere Apuestas España S.L.U and Codere Newco S.A.
ADDRESS:	Avenida Bruselas 26
28108 Alcobendas (Madrid) España
PERSON:	Agustín González Tuñón
EMAIL:	agustin.gonzalez@codere.com

If to Codere Online:

CO NAME:	Codere Online S.A.U. and Servicios de Juego Online S.A.U.
ADDRESS:	Avenida Bruselas 26
281080 Alcobendas (Madrid) España
PERSON:	Aviv Sher (aviv.sher@codere.com) / Yaiza Rodríguez
(yaiza.rodriguez@codere.com)

11.4.	Governing Law and Jurisdiction: This Agreement shall be governed by and construed in accordance with the internal laws of the Kingdom of Spain (Derecho común español). This Agreement, and any disputes arising out of or in connection with it, its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) and including all matters of constructions, interpretation, validity and performance will in all respects be finally settled by the Courts of the City of Madrid.

11.5.	Assignment. This Agreement shall be binding on and inure for the benefit of the successors and permitted assignees of the Parties.

This Agreement shall not be assigned by either Party without the prior written consent of the other Party, except (i) in the case of assignment to a person that is such Party’s successor by merger, consolidation or purchase of assets, in which case the successor shall be bound under this Agreement and by the terms of the assignment in the same manner as such Party is bound under this Agreement, or (iii) to an Affiliate of such Party, in which case the Affiliate or assignee shall be bound under this Agreement and by the terms of the assignment in the same manner as such Party is bound under this Agreement. of assets, in which case the successor shall be bound under this Agreement and by the terms of the assignment in the same manner as such Services Recipient is bound under this Agreement.

Any purported assignment of this Agreement in violation of this Section 11.5 shall be null and void.

11.6.	Counterparts. This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

11.7.	Amendments. The Parties agree that this Agreement cannot be altered, amended or modified, except in writing which is signed by an authorized representative of both Parties.

11.8.	Preservation of Remedies. Termination of this Agreement is without prejudice to the rights of either party with regard to a breach by the other party of this Agreement, or any obligation surviving termination or expiration of this Agreement. Full legal remedies remain available for any such breach or continuing obligation, including the right to recover damages or to secure other appropriate relief.

11.9.	Invalidity of Provisions. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

11.10.	Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter of this Agreement. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

11.11.	Further Assurances. Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

11.12.	Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the Parties have duly signed and executed this Agreement as of the date first above written.

By the Provider:		By Codere Online:

CODERE APUESTAS ESPAÑA, S.L.U.		SERVICIOS DE JUEGO ONLINE, S.A.U.

/s/ Alejandro Pascual González		/s/ Aviv Sher /s/ Oscar Iglesias Sanchez
Name:	Alejandro Pascual González	Name:	Aviv Sher / Oscar Iglesias Sánchez
Title:	Sole Director	Title:	Legal Representatives

CODERE NEWCO, S.A.U.		CODERE ONLINE, S.A.U.

/s/ Agustín González Tuñón /s/ Gonzaga Higuero Robles		/s/ Aviv Sher /s/ Yaiza Rodríguez Robles
Name:	Agustín González Tuñón / Gonzaga Higuero Robles	Name:	Aviv Sher / Yaiza Rodríguez Robles
Title:	Legal Representatives	Title:	Legal Representatives